UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14C

INFORMATION STATEMENT PURSUANT TO SECTION 14(c) OF THE
SECURITIES EXCHANGE ACT OF 1934

Check the appropriate box:
[X] Preliminary Information Statement
[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14c-5(d)(2))
[ ] Definitive Information Statement

Prepaid Card Holdings, Inc.
(Name of Registrant as Specified in its Charter)

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PREPAID CARD HOLDINGS, INC.

Prepaid Card Holdings, Inc.
20251 S.W. Acacia St. #200
Newport Beach, CA 92660

INFORMATION STATEMENT

Pursuant To Section 14(c) of Securities and Exchange Act Of 1934

Approximate Date of Mailing: July 17, 2009

**WE ARE NOT ASKING YOU FOR A PROXY
AND YOU ARE REQUESTED NOT TO SEND US A PROXY**

This information Statement is being furnished by the Board of Directors of Prepaid Card Holdings, Inc. (the "Company") to the stockholders of record of the Company's common stock at the close of business on July 15, 2009 (the "Record Date"), and is being sent to you to inform you of action which has been approved by the holders of at least a majority of the voting power of the Company outstanding on the Record Date, by written consents without holding a meeting of stockholders. By such written consents, such stockholders approved the following action:

1.   To remove Robert Christiansen as a director of the Company

This action was approved on July 15, 2009 by the written consent, in lieu of a meeting of stockholders, from the holders of a majority of the outstanding shares of Common Stock. No other votes were required to adopt the actions and none are being solicited hereunder.

This Information Statement is first being mailed or furnished to stockholders on or about July 17, 2009, and the action described herein will not become effective until at least twenty (20) calendar days thereafter. We will pay all costs associated with the preparation and distribution of this Information Statement, including all mailing and printing expenses.

NO VOTE OR OTHER CONSENT OF OUR STOCKHOLDERS IS SOLICITED IN CONNECTION WITH THIS INFORMATION STATEMENT. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

OUTSTANDING SECURITIES AND VOTING RIGHTS

As of July 15, 2009, the Company had authorized one billion (1,000,000,000) shares of common stock, $0.001 par value, 403,903,890 of which were issued and outstanding, and no shares of preferred stock.

Each holder of Common Stock is entitled to one vote for each share of Common Stock held on all matters submitted to a vote of Stockholders. However, under Nevada law, any action that may be taken at any stockholders' meeting may be taken by written consent of the requisite number of stockholders required to take such action. The Amendment requires the affirmative vote or written consent of the holders of a majority of the Company's outstanding common stock.

STOCKHOLDERS' RIGHTS

The elimination of the need for a special meeting of the stockholders to approve the actions proposed and discussed in this Information Statement is authorized by Section 78.320(2) of the Nevada Revised Statutes (the "NRS"). This section provides that any action required or permitted to be taken at a meeting of stockholders of a corporation be taken without a meeting, before or after the action, if a written consent thereto is signed by the stockholders holding at least a majority of the voting power.

In order to eliminate the costs and management time involved in holding a meeting and in order to effectuate the proposed resolutions as early as possible in order to accomplish the purposes of the Company, the Company chose to obtain the written consent of its stockholders holding a majority of the Company's voting power.

The action described in this Information Statement cannot be taken until at least 20 days after this Information Statement has been first mailed to the Company's stockholders.

NO DISSENTERS' RIGHTS

The NRS does not provide for dissenter's rights in connection with any of the actions proposed in this Information Statement.

THE ACTION

General

The stockholders owning a majority of the shares entitled to vote on matters submitted to the stockholders have consented in writing to remove Robert Christiansen from the Company's Board of Directors. The stockholders owning a majority of the issued and outstanding shares of the Common Stock have consented to the Actions.

The Company has taken all action required under Nevada law to approve the action; however, since stockholder approval of the Amendment was obtained by written consent rather than at a stockholders' meeting, Nevada law requires that notice be sent to all non-consenting stockholders notifying them of the actions taken not more than 30 days after the effective date of the consent and the Securities Exchange Act of 1934 will not permit such action until the expiration of 20 calendar days from the date hereof. The action herein will not take effect until after the expiration of the 20-calendar day period.

Stockholder Approval Previously Obtained

As of July 15, 2009, the Company had 403,903,890 issued and outstanding shares of Common Stock, and no issued and outstanding shares of Preferred Stock. Each holder of Common Stock is entitled to one vote for each share of Common Stock held on all matters submitted to a vote of stockholders.

By written consent dated July 15, 2009 the stockholders owning 297,325,000 shares of Common Stock approved the adoption and implementation of the Amendment. Such action is sufficient to satisfy the applicable requirements of Nevada law that stockholders approve such actions. Accordingly, stockholders will not be asked to take further action on the Action at any future meeting and the Board of Directors does not intend to solicit any proxies or consents from any other stockholders in connection with the Actions.

Purpose and Effect

Mr. Christiansen was removed as a director due to irreconcilable differences in opinion with the Company's majority shareholder. Mr. Christiansen has been provided with a copy of the disclosures contained in the Current Report on Form 8-K filed July 16, 2009, has been given an opportunity to review and agree to such disclosures, and has advised the registrant that he agrees with such disclosures.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director, executive officer, nominee for election as a director, associate of any director, executive officer or nominee or any other person has any substantial interest, direct or indirect, by security holdings or otherwise, resulting from the matters described herein, which is not shared by all other stockholders pro-rata, and in accordance with their respective interests.

SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT

The following table shows the beneficial ownership of our common stock as of July 15, 2009. The table shows the amount of shares owned by:

(1) each person known to us who owns beneficially more than five percent of the outstanding shares of any class of the Company's stock, based on the number of shares outstanding as of July 15, 2009;
(2) each of the Company's Directors and Executive Officers; and
(3) all of its Directors and Executive Officers as a group.

IDENTITY OF PERSON OR GROUP	AMOUNT OF SHARES BENEFICIALLY OWNED	PERCENT OF SHARES BENEFICIALLY OWNED[1,3]	CLASS
Bruce Berman CEO and Chairman	297,325,000	73.6%	Common
Rick Galasieski Senior VP and Director	1,666,666[2]	0.4%	Common
All Directors and Officers as a Group	298,991,666	73.7%	Common

(1) The percentage of shares owned is based on 403,903,870 shares being outstanding as of July 15, 2009. Where the beneficially owned shares of any individual or group in the following table includes any options, warrants, or other rights to purchase shares in the Company's stock, the percentage of shares owned includes such shares as if the right to purchase had been duly exercised.

(2) Mr. Galasieski has been issued warrants to purchase a total of 15,000,000 shares of common stock. 1,666,666 vested on May 5, 2009 at an exercise price of $0.025 and is valid until May 5, 2014. No other warrants have vested or will automatically vest within sixty days of the date of this filing. 3,333,334 warrants will vest equally over 2 years beginning on May 5, 2010, exercise price $0.025, valid for 5 years after each vesting date, conditional on his continued employment.. 5,000,000 warrants will vest on August 8, 2009, exercise price $0.025, valid for 5 years after vesting date, conditional on his continued employment. 5,000,000 warrants will vest on February 3, 2010, exercise price $0.025, valid for 5 years after vesting date, conditional on his continued employment.

(3) **Beneficial Ownership of Securities**: Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, involving the determination of beneficial owners of securities, a beneficial owner of securities is person who directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has, or shares, voting power and/or investment power with respect to the securities, and any person who has the right to acquire beneficial ownership of the security within sixty days through means including the exercise of any option, warrant or conversion of a security.

OTHER ACTION

No other action was taken or authorized by the stockholders' written consent to corporate action to which this Information Statement pertains.

COSTS OF INFORMATION STATEMENT

This Information Statement has been prepared by the Company and its Board of Directors. The Company will bear the costs of distributing this Information Statement to stockholders, including the expense of preparing, assembling, printing and mailing the Information Statement. Although there is no formal agreement to do so, the Company may reimburse attorneys, banks, brokerage houses and other custodians, nominees and fiduciaries for their reasonable expenses in forwarding this Information Statement and related materials to stockholders. The Company may pay for and use the services of other individuals or companies not regularly employed by the Company in connection with the distribution of this Information Statement if the Board of Directors of the Company determines that this is advisable.

Dated: July 17, 2009

Prepaid Card Holdings, Inc.

By: /s/ Bruce Berman
Bruce Berman, CEO and Chairman